SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Year Ended December 31, 2001

First Citizens National Bank Employee Stock Ownership Plan and Trust and
Payroll Stock Ownership Plan
(Full title of the Plan)

First Citizens Bancshares, Inc.
(Name of issuer of the securities held pursuant to the Plan)

First Citizens Place, Dyersburg, TN  38024
(Address of principal executive office)

REQUIRED INFORMATION

1.   An audited statement of financial condition as of the end of the latest two fiscal years of the plan.

2.   An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

3.   The statements required in items 1 and 2 are prepared in accordance with U. S. generally accepted accounting principles and for the fair presentation of the accompanying supplemental schedules in conformity with the Department of Labor's Rules and Regulations and Disclosure under the Employment Retirement Income Security Act of 1974.

4.   Signatures

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST AND
PAYROLL STOCK OWNERSHIP PLAN
REPORT ON AUDITS OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

INDEPENDENT AUDITORS' REPORT

Trustees of First Citizens National Bank
Employee Stock Ownership Plan and Trust
  and Payroll Stock Ownership Plan

            We have audited the accompanying statements of net assets available for plan benefits of First Citizens National Bank Employee Stock Ownership Plan and Trust and First Citizens National Bank Payroll Stock Ownership Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of First Citizens National Bank Employee Stock Ownership Plan and Trust and First Citizens National Bank Payroll Stock Ownership Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

 Dyersburg, Tennessee
June 26, 2002

/s/ CARMICHAEL, DUNN, CRESWELL & SPARKS, PLLC
Carmichael, Dunn, Creswell & Sparks, PLLC

FIRST CITIZENS NATIONAL BANK EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST AND PAYROLL STOCK OWNERSHIP PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS DECEMBER 31, 2001 AND 2000

	2001			2000
	ESOP Allocated	ESOP Unallocated	PAYSOP Allocated	ESOP Allocated	ESOP Unallocated	PAYSOP Allocated
ASSETS
Investments, at fair value
U.S. Government Securities	$	$	$	$ 350,876	$	$
Federated Auto Trust	1,450,517		12,708	930,742		7,790
Corporate Stock	16,644,071		93,186	11,517,435	580,836	67,735
Fidelity	129,209	_________	_________	157,174	_________	_________
Total Investments	18,223,797		105,894	12,956,227	580,836	75,525

Employer contribution receivable	52,611			98,531
Accounts receivable	7	_________	________	4,757	_________	495
Total Assets	18,276,415	_________	105,894	13,059,515	580,836	76,020

Loan payable					807,631
Due to PAYSOP	________	_________	________	495	__________	_________
Total Liabilities	________	_________	________	495	807,631	_________

Net Assets Available for Plan Benefits	$ 18,276,415	$	$ 105,894	$ 13,059,020	$ (226,795)	$ 76,020
	=========	========	=======	=========	=========	=======

FIRST CITIZENS NATIONAL BANK EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST AND PAYROLL STOCK OWNERSHIP PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS DECEMBER 31, 2001 AND 2000

	2001			2000
	ESOP Allocated	ESOP Unallocated	PAYSOP Allocated	ESOP Allocated	ESOP Unallocated	PAYSOP Allocated
INCOME
Investment income:
Net unrealized appreciation (depreciation) in market value of investments	$ 4,517,835	$	$ 25,451	$ (1,318,249)	$ (90,334)	$ (7,615)
Interest	13,117			22,750
Dividends	715,875	49,280	4,423	706,147	49,135	4,342
Employer's contribution	483,857			580,057
Transfer		205,905			40,038
Capital gain distribution	129			9,839
Total Income	5,730,813	255,185	29,874	544	(1,161)	(3,273)

DEDUCTIONS
Distributions to participants	302,537			1,415,145		2,881
Legal fees	4,100			8,234
Transfer	205,905			40,038
Interest expense		28,390			77,584
Loss on sale of assets	876
Total Deductions	513,418	28,390		1,463,417	77,584	2,881
Net Increase (Decrease)	5,217,395	226,795	29,874	(1,462,873)	(78,745)	(6,154)
Net assets available for plan benefits:
Beginning of year	13,059,020	(226,795)	76,020	14,521,893	(148,050)	82,174
	$18,276,415	$ --	$ 105,894	$ 13,059,020	$ (226,795)	$ 76,020
	========	========	=======	=========	=========	=======

  FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
AND PAYROLL STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Summary of Significant Accounting Policies

The significant accounting policies of First Citizens National Bank Employee Stock Ownership Plan and Trust and Payroll Stock Ownership Plan are summarized as follows:

Basis of Accounting

 The financial statements are presented on the accrual basis of accounting.

 Investments

Investments are presented at fair market value as of the balance sheet date.  Fair market value of investments which have no quoted market price is determined by independent appraisal.

 Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

 Note 2 - Plan Description

The First Citizens National Bank Employee Stock Ownership Plan and Trust was adopted by the Board of Directors of First Citizens National Bank effective October 1, 1984.  The Plan provides for contributions equal to 10% of covered compensation prior to October 1, 2000.  After that date contributions equal 7% of compensation.  An additional contribution may be made as determined by the Board of Directors of the Bank not to exceed that amount allowed as a deduction annually by the Internal Revenue Code.  The Plan provides for participation by all employees of First Citizens National Bank who have completed a year of service by the last day of a given plan year and who are at least twenty-one (21) years old.  The employer contribution for that plan year shall be allocated to the participants based on the proportion which a participant's compensation during such year bears to the total compensation for that year of all participants.

Benefits are paid to a participant upon retirement at the normal retirement age of sixty-five (65), or at such later date as the participant may elect to retire or upon total and permanent disability prior to age sixty-five (65) to the extent of his or her entire interest in the Trust Fund.  Benefits are payable to a participant's beneficiary in the event of a participant's death at any time to the extent of his or her entire interest in the Trust Fund.

Benefits payable to a participant whose employment terminates prior to retirement are determined by a vesting schedule based on completed years of service with the employer.  Prior to January 1, 1989, vesting began at forty (40) percent after completion of four years of service and increased proportionately to one hundred percent after completion of ten (10) years of service.  After December 31, 1988, vesting begins at twenty (20) percent after completion of three (3) years of service and increases proportionately to one hundred percent after completion of seven (7) years of service. Effective January 1, 1999, the plan was amended to change the vesting schedule. The amendment provides for 100% vesting after completion of five (5) years of service. Participants with less than seven years of service at January 1, 1999, may elect to be vested according to the pre-amendment vesting schedule.

Note 2 - Plan Description (Continued)

Since the principal purpose of the plan is to provide benefits at normal retirement age, the principal goal of the investment of the funds in the plan should be both security and long-term stability with moderate growth commensurate with the anticipated retirement dates of participants.  Investments, other than "fixed dollar" investments, should be included among the plan's investments to prevent erosion by inflation.  However, investments should be sufficiently liquid to enable the plan, on short notice, to make some distributions in the event of the death or disability of a participant.

The First Citizens National Bank Payroll Stock Ownership Plan (PAYSOP) was enacted effective January 1, 1985. Contributions, based on payroll, were made to this plan for plan years December 31, 1985 and 1986.  For plan years beginning after December 31, 1986, all contributions ceased.  A wasting trust is maintained so distributions of benefits attributable to the PAYSOP may be made.  Since January 1, 1987, separate accounts have been maintained for participants with a PAYSOP balance at December 31, 1986.  No further contributions will be made to these accounts.  The financial statements of the PAYSOP are prepared on the liquidation basis of accounting.

Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated May 21, 1996, that the plans are qualified and the trust established under the plan is tax-exempt under the appropriate sections of the Internal Revenue Code.

Note 3 - Concentration of Credit Risk

A substantial portion of the assets of the First Citizens National Bank Employee Stock Ownership Plan and Trust and Payroll Stock Ownership Plan is invested in common stock of the Employer.

Although the Employer has a diversified loan portfolio,a significant portion of its portfolio is agriculture related. Their debtors' ability to honor their contracts, and therefore the welfare of the Employee Stock Ownership Plan's investment, is dependent upon the agribusiness economy of the area.

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become 100 percent vested in their accounts.

Note 5 - Securities

At December 31, 2001 and 2000, investment securities consisted of the following:

Employee Stock Ownership Plan and Trust

	December 31, 2001

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
Common stock	715,873.9998	-0-	$16,644,071	$ -0-
Federated Auto Trust	1,450,517	-0-	1,450,517	-0-
Fidelity	2,570.296	-0-	129,209	-0-

December 31, 2000

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
Common stock	681,505.0002	34,369	$11,517,435	$580,836
Federated Auto Trust	930,742	-0-	930,742	-0-
U.S. Government Securities	350,000	-0-	350,876	-0-
Fidelity	2,570.296	-0-	157,174	-0-

Payroll Stock Ownership Plan

December 31, 2001

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
Common stock	4,008	-0-	$ 93,186	$ -0-
Federated Auto Trust	12,708	-0-	12,708	-0-

	December 31, 2000

Number of Shares

Fair Market Value

	Allocated	Unallocated	Allocated	Unallocated
First Citizens Bancshares, Inc.
Common stock	4,008	-0-	$ 67,735	$ -0-
Federated Auto Trust	7,790	-0-	7,790	-0-

At December 31, 2001, the common capital stock of First Citizens Bancshares, Inc., was appraised at $23.25 per share by an independent appraisal firm.  The "unrealized appreciation in investments" reflects the adjustment to market value in the carrying value of these assets.

 Note 6 - Plan Administration Expenses

 All plan administration expenses are paid by First Citizens National Bank.

 Note 7 - Loan Payable

In 2000, the Plan entered into a $2,000,000 term loan agreement with a bank.  The proceeds of the loan were used to purchase the Company's common stock.  Unallocated shares are collateral for the loan.  The agreement provides for the loan to be repaid over ten years.  The loan bears interest at the libor rate plus 1.20%.  For 2001, the loan interest rate averaged 5.147 percent.  The balance on the loan was paid during the year ended December 31, 2001.

Note 8 - Form 5500 - Reconciliation

The following is a reconciliation of net assets available for benefits per the accompanying 2001 and 2000 financial statements to the Form 5500:

	2001	2000
Net assets available for benefits per the financial statements:
ESOP	$18,276,415	$13,059,020
PAYSOP	105,894	76,020
	$18,382,309	$13,135,040

Net assets available for benefits per the Form 5500	$18,382,309	$13,135,040

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
AND PAYROLL STOCK OWNERSHIP PLAN

SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2001

Trustees of First Citizens National Bank
Employee Stock Ownership Plan and Trust
    and Payroll Stock Ownership Plan

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of First Citizens National Bank Employee Stock Ownership Plan and Trust and First Citizens National Bank Payroll Stock Ownership Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dyersburg, Tennessee
June 26, 2002

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
AND PAYROLL STOCK OWNERSHIP PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2001

(a)*	(b)	(c)	(d)	(e)
Party-in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments	Cost	Current Value

	First Citizens Bancshares, Inc.	719,882 shares of common stock	$4,901,508	$16,737,257

	Federated Auto Trust	1,463,225 shares	1,463,225	1,463,225

  *There was no identified party-in-interest

FIRST CITIZENS NATIONAL BANK
EMPLOYEE STOCK OWNERSHIP PLAN
AND PAYROLL STOCK OWNERSHIP PLAN

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2001 AND 2000

Single Transactions in Excess of Five Percent (5%) of Beginning Plan Assets

        None

Series of Transactions in Excess of Five Percent (5%) of Beginning Plan Assets

                                                                                                                                          Current Value
                                                                                                                                            of Asset on
                                                                     Cost                    Selling Price                    Transaction Date

Federated Prime Obligations                 $1,633,421                 $    N/A                                $1,633,421

Federated Prime Obligations                      N/A                         1,108,727                             1,108,727

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Citizens National Bank
Employee Stock Ownership Plan and Trust and
Payroll Stock Ownership Plan

Date:  August 30,  2002                        /s/ JUDY BURNS
                                                            Judy Burns, Trustee of the Plan
                                                            (First Citizens National Bank Employee Stock Ownership Plan
                                                                and Trust and Payroll Stock Ownership Plan)

Date:  August 30, 2002                        /s/ KERRIE HECKETHORN
                                                            Kerrie Heckethorn, Plan Administrator
                                                            (First Citizens National Bank Employee Stock Ownership Plan
                                                                and Trust and Payroll Stock Ownership Plan)

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference of our reports on the Employee Stock Ownership Plan and Trust and Payroll Ownership Plan of First Citizens Bancshares, Inc., dated June 26, 2002, previously filed on Form S-8, appearing in this Annual Report on Form 11-K for the year ended December 31, 2001.

/s/CARMICHAEL, DUNN, CRESWELL & SPARKS, PLLC
Carmichael, Dunn, Creswell & Sparks, PLLC

Dyersburg, Tennessee
June 26, 2002